(Formerly Arco Resources Corp.)

Management’s Discussion and Analysis

April 30, 2018

1241 Alberni Street
Vancouver, BC V6E 4R4

Telephone: 604-628-9338
Email: info@cannexcapital.com

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

The following management's discussion and analysis ("MD&A") is intended to help the reader understand Cannex Capital Holdings Inc.’s ("Cannex" or the "Company") audited financial statements. The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended April 30, 2018. All amounts are stated in United States dollars ("$") unless otherwise indicated; amounts denominated in Canadian dollars are indicated by "C$". The effective date of this report is August 28, 2018.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. See the "Forward-Looking Statements" section of the report.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board of directors and the audit committee meet with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Description of Business and Overview

Cannex Capital Holdings Inc. was formed by an amalgamation under the laws of British Columbia on March 13, 2018 and its common shares are listed on the Canadian Securities Exchange ("CSE") under the symbol "CNNX" and on the OTCQB market under "CNXXF". The Company is a reporting issuer in British Columbia and Alberta and the head office and principal address of the Company is 1241 Alberni Street, Vancouver, British Columbia, V6E 4R4.

In March 2018, Arco Resources Corp. ("Arco") and Cannex Capital Group Inc. completed a three-cornered amalgamation where Arco acquired all of the issued and outstanding securities of Cannex Capital Group Inc. in exchange for securities of Arco (the "Amalgamation"). See Amalgamation below.

In March 2018, the Company, through its wholly-owned subsidiary Cannex Holdings (Nevada) Inc., a corporation organized under the laws of the state of Nevada, acquired 100% of the membership interests of BrightLeaf Development LLC ("BrightLeaf") a limited liability company organized under the laws of the state of Washington, that, through subsidiaries, holds real estate assets, leasehold improvements, brands and other intellectual property, and/or material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), a Washington State licensed cannabis producer/processor and 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. See Amalgamation below.

Cannex, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries in the United States, including provision of: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging.

The Company currently has operations in Washington State.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Corporate Developments

  In June 2018, the Company’s shares were listed for trading on the OTCQB Market under the symbol "CNXXF".

  In May 2018, the Company appointed Roman Tkachenko as board chairman. Mr. Tkachenko is a founding director of Cannex and is currently the CEO of Direct Source Seafood LLC, an importer and wholesaler of specialized frozen seafood products.

  In April 2018, the Company signed a binding letter agreement to acquire 100% of Oakland, California- based Ametrine Wellness Inc. dba Jetty Extracts ("Jetty").

Amalgamation

In March 2018, Arco and Cannex Capital Group Inc. closed all transactions and received the required regulatory approvals, including from the NEX board of the TSX Venture Exchange ("NEX") and CSE, pursuant to which Arco acquired all of the issued and outstanding securities of Cannex Capital Group Inc. in exchange for securities of Arco. The resulting issuer’s common shares were listed under the name "Cannex Capital Holdings Inc." and its common shares began trading effective at market open on March 14, 2018 on the CSE.

Financing

Concurrently with the closing of the Amalgamation, Arco and Cannex Capital Group Inc. completed their subscription receipt offering, pursuant to which they sold 48,219,872 subscription receipts of Cannex at a subscription price of C$1.00 per subscription receipt for gross proceeds of C$48,219,872 ($37,582,568). The offering was completed on a private placement basis through a syndicate of agents led by Beacon Securities Limited, as lead agent and sole bookrunner, Mackie Research Capital Corporation and Echelon Wealth Partners Inc. The Company paid a cash commission equal to 6% of the gross proceeds (1.75% on the "President’s List") and issued 1,012,959 finder warrants exercisable at C$1.00 until March 13, 2020. In addition, the Company paid C$563,341 ($459,068) to certain finders and issued 639,320 finder warrants on the same terms.

On closing, the subscription receipts were exchanged for one common share of Cannex, and one-half of one common share purchase warrant of Cannex. Each full warrant entitles the holder to acquire one common share of Cannex at a price of C$1.50 until March 13, 2020.

The warrants issued to participants in the private placement may be accelerated by Cannex, at its sole option, at any time in the event that the volume-weighted average closing price of the common shares of Cannex on the CSE, or such other exchange on which the common shares of Cannex may primarily trade from time to time, is greater than or equal to C$2.25 for a period of 20 consecutive trading days. The underlying securities issued as part of the offering are not subject to a Canadian hold period.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

BrightLeaf Acquisition

On December 7, 2017, prior to the Amalgamation, the Company entered into a contribution agreement, pursuant to which it acquired 36,000,000 units of membership interests in BrightLeaf, with such closing occurring concurrently with a redemption of all other units of BrightLeaf held by other members of BrightLeaf, resulting in 100% ownership of BrightLeaf by Cannex USA. Consideration for the membership interests was $36,000,000 and paid as follows:

$
Cash	22,532,608
Promissory notes	9,033,022
Assumption of certain liabilities	4,434,370
36,000,000

The promissory notes bear interest at 12% compounding annually with interest accruing from December 1, 2017. Monthly payments are due and determined as the greater of:

  accrued interest for the preceding month, or

  50% of the distributable cash of BrightLeaf, determined as cash received by BrightLeaf minus all payments to lenders, all cash expenses and expenditures, and cash reserves.

If payments are missed, the interest rate increases to 18% until payment is made.

Proposed Acquisition of Ametrine Wellness (Jetty Extracts)

In April 2018, the Company signed a binding letter agreement to acquire Ametrine Wellness Inc. (d/b/a Jetty Extracts and referred to as "Jetty"). Jetty operates a 12,000 sq. ft. facility in Oakland, California’s "Green Zone" incorporating extraction, manufacturing, distribution, product development and administration.

The Company plans to pay Jetty shareholders total consideration of $22,500,000 in cash and stock, with additional consideration of $7,500,000 being awarded upon the completion by Jetty of certain mutually-agreed upon performance targets. The initial $22,500,000 consideration will be satisfied by the issuance of $20,000,000 in Cannex shares (being a combination of common shares and Class A shares) at a price of C$1.00 per share and the payment of $2,500,000 in cash upon closing, less any applicable indemnification holdbacks. Upon Jetty meeting the performance milestones, Jetty shareholders will be entitled to additional consideration of $2,500,000 in cash and $5,000,000 in a combination of common and Class A shares. Approximately 80% of all securities issued as consideration in the transaction will be subject to escrow provisions whereby the insiders of Jetty will receive 10% of their share consideration upon closing of the transaction and the balance of the share consideration over a period of three years, with releases of 15% of the total consideration each six months. In addition to the three-year limited-release lock-up, all shares issued in the transaction will be subject to a statutory Canadian hold-period of four months plus one day from the date of issuance. A certain portion of such securities, to be agreed upon between Jetty and Cannex, will be subject to escrow as part of the indemnification holdback.

The transaction is subject to conditions, including but not limited to, final due diligence by the respective parties, execution of a definitive acquisition agreement which will supersede the letter agreement, receipt of applicable corporate approvals, and other regulatory and/or governmental approval. There can be no assurance that the transaction will complete as proposed or at all.

The Company has also agreed to fund up to $5,000,000 of capital expenditures to support Jetty’s growth in California and to fund increased production capacity, inventory, expanded marketing and branding initiatives and for new product development. In April 2018, the Company completed the funding of a $2,500,000 secured 30-month convertible note bearing interest at 8%. The convertible note, which provides for further funding of up to $2,500,000 being released to Jetty upon the completion of certain agreed-upon performance targets, is convertible into Class A voting shares of Jetty at Cannex’s option. The primary use of proceeds for the convertible note is to fund working capital, capital expenditures and inventory expansion to meet the increasing demand in California for Jetty’s consumer branded products. In August 2018, Cannex released a second tranche of $1,000,000 to fund inventory buildup and general corporate purposes.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Operations

BrightLeaf

BrightLeaf, a Washington State limited liability company, was formed on April 12, 2017. BrightLeaf is primarily a holding company, which has three wholly owned subsidiaries:

  Real Estate Properties, LLC ("REP") owns the real estate and all associated improvements located at 9603 and 9631 Lathrop Industrial Dr. SW, Tumwater WA (the "Tumwater Facility"). The Tumwater Facility is currently leased to and operated by Superior Gardens, LLC (d/b/a Northwest Cannabis Solutions) ("NWCS"), a Washington-State licensed cannabis producer/processor. The Tumwater Facility is made up of two buildings, with total interior area of approximately 116,500 square feet. 9631 Lathrop Industrial Dr. is purely devoted to indoor cannabis cultivation (the "Tumwater Grow"), and 9603 Lathrop Industrial Dr. is devoted to processing and distribution of cannabis (i.e., weighing, packaging, extracting, creation of edibles, and otherwise creating end products which are sold to licensed cannabis retailers by NWCS) ("Tumwater Processing").

  Fuller Hill Development Co. LLC ("Fuller") leases an approximately 60,000 square foot warehouse located at 37 Enterprise Ln, Elma WA from the Port of Grays Harbor ("Elma Grow"). Fuller’s lease allows it to extend its lease for up to 50 years from October 1, 2016. After entering into this lease, Fuller undertook the development of the Elma Grow, which is a facility devoted only to indoor cannabis cultivation, like the Tumwater Grow. Management believes that the Elma Grow is superior to the Tumwater Grow, because it implements multiple design/functionality improvements which management believes will increase operator yields and improve operator costs. The Elma Grow is leased to and operated by 7Point Holdings LLC ("7Point"), a Washington State-licensed cannabis producer and processor.

  Ag-Grow Imports, LLC ("Ag Grow") (1) provides cannabis growing-related consulting to both NWCS and 7Point; (2) holds certain cannabis related intellectual property, including brand names, formulations, know-how, etc. which it licenses cost-free to NWCS in exchange for being the exclusive supplier of packaging related to items NWCS sells which utilize such intellectual property, subject to certain markup constraints which prevent Ag Grow excessively marking up such packaging; (3) provides purchase agent services which assist 7Point and NWCS in favorably sourcing non-cannabis production inputs such as lights and ballasts; (4) sells and leases cannabis processing and other equipment to NWCS and 7Point; and (5) continues to develop new formulations, brands, and other know-how related to cannabis which it then may commercialize through a properly licensed operating partner either in Washington or other states.

BrightLeaf derives revenue primarily from real estate leasehold revenue, packaging sales, consulting services, and equipment sales. BrightLeaf operations include intellectual property creation, e.g. new formulations for products, new brands and product lines. Management views developing intellectual property a prudent investment for the future, given what management believes to be a growing trend towards cannabis liberalization. Management plans to deploy BrightLeaf-created intellectual property through any cannabis businesses created or acquired by Cannex in other jurisdictions, and to potentially pursue licensing opportunities in jurisdictions Cannex does not plan to operate in.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Accordingly, given the long-term nature of BrightLeaf’s intellectual property, which increases expenses in the near-term in order to invest in long-term growth, management does not judge BrightLeaf performance by any specific financial metrics and instead focuses on creation of valuable intellectual property which will be accretive in the long term while remaining a profit center.

Going forward, management anticipates that BrightLeaf will be the main US-based operating subsidiary of Cannex and therefore expects BrightLeaf to bear more "corporate" expenses related to administration, legal, integration of acquisitions, regulatory, licensing applications, etc. Additionally, BrightLeaf’s current intellectual property creations team is expected to become the nucleus for any such efforts throughout Cannex’s future US-based operations to achieve cost synergies in branding, packaging design, and advertising.

NWCS and 7Point are both owned by persons who are related parties to the Company, as described in more detail below.

Performance of Operating Tenant

BrightLeaf does not own or control the business operations of its operating tenants NWCS and 7Point. However, because BrightLeaf provides consulting services (including growing consulting services, which are discussed in more detail in the section below) and licenses certain intellectual property to NWCS, it does attempt to track NWCS sales performance as at least a partial reflection of the value of such consulting/intellectual property. NWCS financial statements are not audited, but it self-reports sales through a state-mandated cannabis traceability system.

Washington State initiated a change in traceability system providers in approximately October 2017. Prior to October 2017, much of the state traceability information contained in the old system was regularly disclosed under public records access laws. This allowed third-party websites (such as 502data.com) to aggregate such data and provide a convenient way for BrightLeaf to track the sales performance of NWCS, and any other cannabis business in Washington, through publicly available sources.

Although cannabis licensees such as NWCS are still required to track transactions through the new system, since the changeover in October 2017, much of that same data is not publicly available and what is available is unreliable. Accordingly, from October 2017, BrightLeaf has had to depend on NWCS voluntarily sharing its information. NWCS is not subject to financial audit, and BrightLeaf is currently unable to verify NWCS results in any way.

NWCS records indicate that gross sales as reported through state traceability system for Cannex’s fiscal 2018 (September 30, 2017 through April 30, 2018 were $15,788,231.

Additionally, management notes that, beyond the data issues mentioned above, the state traceability changeover was widely acknowledged by Washington cannabis companies as disrupting normal operations. Cannabis companies, including NWCS, reported disappearing inventory, mismatched manifests leading to rejected deliveries, and many other traceability system issues which prevented sales. More recently, those issues appear to have been largely resolved. In the long term, management views the state traceability changeover as a positive because of certain changes which will allow for more efficient operations by cannabis companies themselves. However, its effect in fiscal 2018 was significant in management’s estimation.

Financial

Amounts presented below are for the current period, being the seven months ended April 30, 2018, compared to amounts from the formation of the Company on February 23, 2017 to September 30, 2017 which includes five months of operations. Amounts, other than per-share amounts, in the narrative below have been rounded to the nearest thousand dollars.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Selected Annual Information

The following table provides a brief summary of the Company’s financial position and results of operations.

	Period ended	Period ended
	April 30	September 30
	2018	2017
	$	$
Total revenues	6,940,168	3,339,014
Loss for the period	(3,700,905)	(1,218,215)
Basic loss per share	(0.03)	(0.09)
Diluted loss per share	(0.03)	(0.09)
Total assets	47,098,788	31,783,961
Total long-term liabilities, excluding deferred income taxes	5,349,067	1,905,460

Selected Quarterly Information

The Company was recently formed by an Amalgamation in March 2018. Accordingly, it does not have a history of preparing quarterly financial statements but future MD&As will including selected quarterly information.

Results of Operations

Overall, the Company recorded a loss of $3,700,905 for the period ended April 30, 2018 as compared to a loss of $1,218,215 for the period ended September 30, 2017.

Product Sales

Product sales primarily represent sales of finished goods packaging, such as printed boxes, plastic film, backing cards, branded unfilled extract cartridges, branded unfilled battery/cartridge combination units, etc. (collectively referred to as "Packaging"). Packaging sales increased due to increased demand.

Rental Income

Rental income is earned leasing the Company’s facilities to NWCS and 7Point. Rental income increased compared to the prior period as the Elma Grow property was put into service in September 2017, increasing the area being leased from 116,500 square feet to 176,500 square feet.. Rent payments for the Elma Grow commenced in December 2017. Additionally, the rent paid by NWCS for its two facilities escalated to a higher rate starting in January 2018, under the terms of its lease agreement with REP.

Operating Expenses:

Comments on operating expenses follow:

  Consulting fees were paid for cannabis growing advisory and similar services.

  Depreciation primarily relates to the Company’s rental properties. Depreciation expense increased after the Elma Grow property was placed into service.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

  General expenses include office, telephone and similar expenses incidental to the conduct of business. The current period increase is largely a result of corporate activity undertaken by the head office in Vancouver, BC.

  Foreign exchange gain loss increased due to more activity at the Company’s head office in Canada where it incurs expenses and holds funds in Canadian dollars. The Company is accordingly exposed to changes in the exchange rate between the US dollar and the Canadian dollar. The Company’s exposure to foreign exchange gain and loss was unusually high in the current period due to holdings and transfers of funds raised in Canadian dollars as part of the Amalgamation.

  Interest expense relates to the cost of financing the Company through debt. Up until the Amalgamation, the Company was primarily funded by advances from related parties, the majority of which attracted an interest rate of 8% per year. Concurrent with the Amalgamation, the Company repaid $22,532,608 of these loans and borrowed $9,033,022 through convertible promissory notes with a nominal interest rate of 12%.

  Professional fees represent legal and audit fees. Professional fees increased substantially as a result of audit and related fees for the Amalgamation. Legal fees for general corporate activities increased as the Company investigated other business opportunities. Legal fees associated with the Amalgamation were offset against funds raised as a capital adjustment rather than an expense.

  Rent relates to leasing the Fuller property. The increase in rent expense reflects lease payments for the Elma Grow facility which commenced in March 2017.

  Property taxes relate to property taxes for the Fuller leasehold and REP property.

  Share-based compensation comprises the fair value of compensatory stock options awarded in December 2017 to directors, employees and consultants ($3,278,936) and the fair value of shares issued to insiders in excess of the subscription price ($473,799). The fair value of stock options was determined using the Black-Scholes option pricing model.

  Shareholder and regulatory expenses include transfer agent and stock exchange fees incurred now that the Company is publicly listed.

  Travel represents costs incurred in connection with the Amalgamation, investigation of new business opportunities and business operations. In the comparative period, the Company did not undertake travel.

  Wages and salaries are paid to managers and operating staff.

  Change in the fair value of derivative liabilities results from convertible promissory notes. This amount represents the change in the fair value of the conversion feature and is determined using the Black- Scholes option pricing model.

  Listing expense is the fair value of shares issued to Arco shareholders less the net assets of Arco received.

  Income taxes of the US operations are payable only for the period since the Amalgamation. Prior to that, income was taxed in the hands of BrightLeaf’s partners. Income taxes are higher than the nominal rate since the Company is unable to offset Canadian operating losses against its United States operating income. The 2017 deferred income tax provision reflects a deferred tax liability arising from BrightLeaf taking accelerated depreciation for tax purposes prior to the Amalgamation that reduced the tax base available for future tax deductions. The 2018 deferred income tax recovery reflects the effect of the reduced federal tax rate on the deferred income tax liability.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Results for the Quarter ended April 30, 2018

The Company was recently formed and completed an Amalgamation in March 2018. Accordingly, it does not have a history of preparing quarterly financial statements.

Liquidity and Capital Resources

At April 30 2018, the Company had working capital of $4,273,674, including cash of $11,862,715, as compared to a working capital deficiency of $25,661,988 at September 30, 2017. Other factors affecting near-term liquidity are:

  In August 2018, the Company advanced $1,000,000 to Jetty and has agreed, subject to certain conditions, to advance a further $1,500,000. The Company has also entered into a letter of intent to acquire Jetty that will require payment of $2,500,000 in cash, with a potential additional $2,500,000 in cash payable upon the performance of certain earnout conditions.

  Under the terms of its promissory notes, the Company must make monthly payments that are typically 50% of BrightLeaf’s distributable cash (see Promissory Notes above).

Related Party Transactions

In fiscal 2017, on the formation of the Company, BrightLeaf acquired REP, Fuller and Ag Grow from related parties. In doing so, it paid consideration $1,629,000 greater than the book value of net assets acquired.

In October 2017, the Company issued common shares to insiders of the Company for cash consideration of C$0.001 per share. The Company determined that the fair value at the issue date was C$0.02, resulting in an aggregate benefit to the subscribers as follows: Leo Gontmakher, the Company’s COO, $2,000; Roman Tkachenko, a director of the Company, $89,000; and Vlad Orlovskii, who holds more than 10% of the voting rights, $267,000.

The Company does not have employment contracts with its senior management. The Company paid management fees to companies controlled by insiders as follows: $46,812 (2017 - $nil) to Delu Corp. a company controlled by the Company’s CEO; $46,812 (2017 - $nil) to Equity One Capital Corporation, a company controlled by the Company’s CFO; and $66,666 (2017 - $nil) to Maha Consulting LLC, a company controlled by the Company’s COO.

As part of the Amalgamation, the Company paid finders’ fees and issued warrants to insiders. The Company paid a finder’s fee of $402,475 and issued 515,861 warrants with a fair value of $173,435 to Logic Fund Management a company controlled by Greg Marshall, a director of the Company; and paid a finder’s fee of $8,885 to KEMA Partners, LLC, a company controlled by Tom Peters, a director of the Company.

NWCS and 7Point have multiple contractual relationships with subsidiaries of the Company and are related to the Company as follows: Vlad Orlovskii, the sole owner of NWCS, holds 2,037,658 Common Shares and 12,015,565 Class A Shares in the Company. Gerald Derevyanny, the sole owner of 7Point, holds 515,000 Common Shares in the Company, is a member of the board of directors of the Company, and is an employee of BrightLeaf.

On March 1, 2017, NWCS and REP entered into a commercial gross lease for a 70-month term with two five-year renewal options of the 116,608 square foot Tumwater facility at a rate of $4.00 per spare foot set to increase January 1 of each year during the initial term by $0.50 per square foot. On June 1, 2017, 7Point and Fuller entered into a commercial sublease for a six-year term with one five-year renewal option for the 60,000 square foot Elma Grow at a rate of $4.00 per square foot set to begin December 1, 2017 and increase November 1 of each year during the initial term by $0.25 per square foot.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

On January 1, 2018, Ag Grow entered into a service agreement with NWCS engaging Ag Grow to provide consulting and personnel services for growing and processing for $30,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, Ag Grow entered into a service agreement with 7Point engaging Ag Grow to provide consulting and personnel services for growing and processing for $10,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $5,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, NWCS and Ag Grow entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years with automatic renewal for additional three-year periods.

During the period ended April 30, 2018, the Company generated product sales of $2,106,794 (2017 - $792,805) and rental income of $3,498,240 (2017 - $2,565,376) from NWCS. During the period ended April 30, 2018, the Company generated product sales of $78,830 (2017 - $nil) and rental income of $1,200,000 (2017 - $nil) from 7Point.

At April 30, 2018, the Company owed $nil (September 30, 2017 - $3,251,062) to related parties on account of revolving loans; $nil (September 30, 2017 - $19,583,334) to related parties on account of promissory notes; and $9,248,015 (September 30, 2017 - $nil) to related parties on account of convertible promissory notes and derivative liabilities.

In the period ended April 30, 2018, the Company paid or accrued interest of $699,656 (2017 - $653,619) to related parties.

As at April 30, 2018, $63,343 (September 30, 2017 - $nil) is owing to related parties on account of compensation and expenses incurred.

As at April 30, 2018, $1,365,887 (September 30, 2017 - $252,365) of the Company’s trade receivables were due from companies controlled by related parties.

As at April 30, 2018, $527,592 (2017 - $nil) of notes receivable is due from companies controlled by related parties.

Financial Instruments

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between the United States and Canadian dollars. The Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars. More importantly the Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund expansion through the exercise of stock options and warrants will be less than originally contemplated.

The Company does not have a practice of trading derivatives but manages short-term foreign exchange risk by engaging in "natural hedging", that by holding funds in the currency in which they are expected to be spent.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Interest Rate Risk

The Company’s borrowings are at fixed interest rates and so it is not exposed to interest rate fluctuations in the short term. The Company’s borrowings are material in relation to its assets and so the Company is exposed to interest rate fluctuations when and if the debt instruments are renewed.

Credit Risk

Cannex manages credit risk by trading with recognized creditworthy parties. In addition, it monitors receivable balances with the result that the Company’s exposure to impaired receivables is generally not significant.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

Future accounting policy changes

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

  IFRS 9: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018. Earlier application of IFRS 9 continues to be permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements, but does not expect the impact to be material.

  IFRS 15: In May 2014, the International Accounting Standards Board issued IFRS 15 - Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. On July 22, 2015, the IASB unanimously affirmed its proposal to defer the effective date of IFRS 15 to periods beginning after January 1, 2018. Earlier application of IFRS 15 continues to be permitted. The Company does not intend to early adopt this standard. This standard is not expected to materially affect the Company’s Consolidated Statement of Comprehensive Income, but is expected to require additional disclosures.

  IFRS 16: IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal period beginning May 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as January 1, 2019 approaches.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Critical accounting estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical accounting estimates and judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements are discussed below:

Estimates

Property, plant and equipment – Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management’s estimate of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the carrying value and amounts charged to the consolidated statement of loss and other comprehensive loss in specific periods.

Inventory - The Company reviews the net realizable value of, and demand for, its inventory quarterly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices and economic trends.

Valuation of derivatives – The Company revalues the derivative liability associated with promissory notes. This requires the Company to estimate the likely repayment schedule as well as the assumptions such as volatility and dividend yield.

Share-based compensation - Share-based compensation is measured by reference to the fair value of the stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures.

Fair value of financial instruments - The individual fair values attributed to the different components of a financing transaction, notably investment in equity securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Impairment - Long-lived assets, including property, plant and equipment and intangible assets are reviewed for indicators of impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the CGU). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Combination with entities under common control - Business combinations under common control are business combinations involving entities or businesses under common control, in which all of the combining entities or businesses are ultimately controlled by the same party both before and after the business combination. There is currently no guidance in IFRS on the accounting treatment for business combinations among entities under common control.

Segmented reporting - The Company must exercise judgement in defining its business segments and allocating revenue, expenses and assets among the segments. The Company bases allocations on the groupings used to manage the business and report to senior management. From time to time, assets and personnel of one division may be used to benefit another division resulting in inaccuracies, but these are not material.

Income taxes - The Company must exercise judgment in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for expected tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Share Capital

The Company has two classes of shares, common shares and Class A restricted voting shares ("Class A shares"). The Class A shares are entitled to attend shareholder meetings and receive dividends but cannot vote for the election or removal of the Company’s directors. Class A shares make up roughly 60% of the total issued and outstanding shares of the Company.

Each Class A shares may be converted into one common share by board action, subject to certain potential restrictions mainly involving Cannex preserving its "foreign private issuer" status under U.S. securities law. The 96,521,734 Class A shares were issued as part of the Amalgamation.

The following summarizes outstanding share capital and potential dilutive factors:

  Shares - At April 30, 2018 and the date of this report, there are 87,192,203 common shares and 96,521,734 Class A shares issued and outstanding.

  Stock Options - At April 30, 2018 and the date of this report, there are stock options to purchase up to 11,400,000 common shares outstanding.

  Warrants - At April 30, 2018 and the date of this report there are share purchase warrants outstanding to purchase up to 25,762,215 common shares.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018
  Convertible debt – There are convertible promissory notes outstanding which, if converted at April 30, 2018, would have resulted in the issuance of approximately 12,200,000 common shares. The number of shares to be issued under the promissory notes is a function of the balance outstanding and the prevailing United States dollar / Canadian dollar exchange rate.

Common Shares

Fiscal 2017

During the period ending September 30, 2017, Cannex Group issued 12,933,571 common shares at a price of C$0.005 for gross proceeds of C$64,668 ($50,930), and 6,416,784 common shares at a price of C$0.02 per share for gross proceeds of C$128,336 ($101,013). In September 2017, Cannex Group issued 16,360,056 common shares at C$0.02 per share as compensation for services provided or to be provided with a value of C$327,201 ($261,761). Of these shares, 14,875,056 were purchased by, and issued to, individuals who held and ownership interest in limited liability companies which were members of BrightLeaf.

Fiscal 2018

In October 2017, Cannex Group issued 30,000,000 common shares at a price of C$0.0001 per share for aggregate cash consideration of C$3,000 ($2,381). The Company recorded share based compensation, being the difference in the fair value of shares issued ($476,160) and cash received ($2,381).

In November 2017, Cannex Group issued 60,439,944 common shares at a price of C$0.02 per share for aggregate cash consideration of C$1,208,799 ($949,630).

In November 2017, Cannex Group issued 7,343,707 common shares for aggregate cash consideration of C$734,371 ($577,585) of which C$236,000 ($188,800) had been received as subscription receipts as at September 30, 2017.

In March 2018, the Company issued 48,219,872 units at C$1.00 per unit as part of the Amalgamation. See

Amalgamation above.

Warrants

In March 2018, as part of the Amalgamation, the Company issued warrants to purchase up to 24,109,936 common shares at C$1.50 per share exercisable until March 13, 2020. The Company also issued agent warrants to purchase up to 1,652,279 common shares at C$1.00 per share exercisable until March 13, 2020.

Stock Options

In December 2017, the Company issued options to purchase up to 11,650,000 common shares exercisable at C$1.00 per share for a term of five years. The shares issued to all but investor relations consultants vested on one-third increments on March 13, 2018, March 13, 2019 and March 13, 2020. Investor relations consultants received 300,000 options which vest in equal increments on June 13, 2018, September 13, 2018, December 13, 2018 and March 13, 2019. Contractors holding a total of 250,000 options stopped working for the Company before the first vesting date and forfeited their options as a result.

Forward-Looking Statements

This MD&A may contain "forward-looking statements" which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect", "budget", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Risks and Uncertainties

The most significant trends and uncertainties which management expects could impact its business and financial condition are (i) the changing legal and regulatory regime which regulates the production and sale of cannabis and cannabis related products; (ii) the ability of companies who may receive funds from the sale of cannabis and cannabis related products to adequately track and legally transfer such funds; (iii) the ability of companies to raise adequate capital; (iv) market risks of continued competition in its primary market of Washington, leading to further price/margin compression and potentially hampering the ability of the operating cannabis companies which the Company contracts with performing on their obligations.

Legal and Regulatory Trends

The Company’s flagship investments are in Washington State and currently management expects the legal and regulatory regimes in the United States (on a federal level), Washington State, and Canada to be the most relevant to its business.

United States

In the United States, 29 states and Washington D.C. have legalized medical marijuana, while eight states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the "Cole Memorandum", on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly-regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill shows the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis. It is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a "suspicious activity report" (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

Political and regulatory risks also exist due to the presidential administration of Donald Trump and his appointment of Sen. Jeff Sessions to the post of Attorney General. President Trump’s positions regarding marijuana are difficult to discern; however, AG Sessions has been a consistent opponent of marijuana legalization efforts throughout his political career. It remains unclear what stance the U.S. Department of Justice under the new administration might take toward legalization efforts in U.S. states, but federal enforcement of the CSA and other applicable laws is possible. In July of 2017, AG Sessions sent letters to the Governors of Colorado, Washington, Alaska, and Oregon responding to their April 2017 request to retain the Cole Memorandum and engage with the Governors before embarking on any changes to regulatory and enforcement systems. In these response letters, AG Sessions noted that the Cole Memorandum does not prevent federal investigations or prosecutions of cannabis businesses acting in compliance with state law and cited law enforcement data sources to cast doubt on the effectiveness of state regulation to prevent unauthorized sales, black market activity, and negative public health outcomes. The Governors of Alaska and Washington have since then publicly pushed back on AG Sessions’ claims stating that the data sources used in his letter are outdated and incomplete. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Period Ended April 30, 2018

Despite the legal, regulatory, and political obstacles the marijuana industry currently faces, the industry has continued to grow.

Washington State

Current Cannex operations, through BrightLeaf, are only in Washington State, so Cannex is currently more exposed to Washington-specific risks. Management has observed, through third-party analyst reports, conversations with other industry participants, visits to Washington retail stores, and conversations with NWCS and 7Point employees, that prices for cannabis products have contracted sharply since roughly January 2018. Management does not have visibility into the exact cause of such compression, but does note that, to management’s knowledge, Washington State has by far the most granted recreational cannabis production/processing licenses of any state which has legalized cannabis in any form, and was recently noted by BDS Analytics (a cannabis-specific multi-state analytics company) as having the lowest wholesale price per pound of cannabis of any state which currently has a state-legalized market for cannabis, at under $800 wholesale.

This pricing compression adversely affects the profitability and cash-flow generating abilities of Cannex’s tenants NWCS and 7Point, and has led to occasional delayed payment of portions of rent. If current trends worsen, NWCS and/or 7Point could potentially be unable to pay the full amount of current rent charged by REP and/or Fuller, current markups on non-cannabis inputs sold by Ag Grow, afford Ag Grow consulting services, etc. Management is monitoring the situation in Washington, and actively seeking to expand operations into other states to diversify Washington-specific risk. Management continues to consult with NWCS and 7Point to help them streamline operations, improve profitability, and be in an advantageous position should market trends reverse.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352") which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. All issuers with United States cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents. As a result of the Company’s investments in certain United States entities, the Company is subject to Staff Notice 51-352.

Joyce Amendment

On May 17, 2018 the U.S. House of Representatives Appropriations Committee approved the inclusion of the Rohrabacher-Blumenauer Amendment (previously, the Rohrabacher Farr Amendment), which adds a provision to prohibit the U.S. Department of Justice from using funding to prevent states from implementing medical marijuana laws through the end of fiscal year 2019, known as the "Joyce Amendment".

Additional information relating to the Company is available on SEDAR at www.sedar.com.